MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of November 9, 2022, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, and the related notes contained therewith. The Company reports its financial position, financial performance, and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Additional information relevant to the Company are available for viewing on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPIs"), Gross Proceeds Royalties ("GPRs"), Gross Overriding Return ("GOR") royalties, Price Participation Royalties ("PPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, the United States, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, vaccine or testing mandates, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. However, the current situation has improved and is expected to have less of an adverse impact on the Company's business, results of operations, financial position and cash flows going forward.

COMPANY HIGHLIGHTS

During the nine months ended September 30, 2022, and subsequent period the Company:

  Noted the following key milestones announced by operators and acquisitions of certain properties in its portfolio of royalties and streams (please see the ‘Portfolio of Royalties and Streams’ section of this MD&A for the details of these announcements):
    Acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash.  The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project where Metalla holds a 1.5% NSR royalty;
    Received the first payment from Agnico Eagle Mines Limited ("Agnico") on the El Realito royalty;
    G Mining Ventures Corp. ("G Mining") announced a $481 million financing package to fully fund the construction of the Tocantinzinho ("TZ") Gold Project (0.75% GVR royalty), targeting production for the second half of 2024;
    Yamana announced its second increase in the projected annual output from its Wasamac Mine (1.5% NSR royalty) since acquiring the project in 2021. Originally slated to produce 169 Koz annually when acquired by Yamana, the projected output has subsequently been raised to 250 Koz annually until at least 2030 and over 200 Koz annually over the initial 15 years. Bulk sample permit approvals are expected in early 2023 and ramp development could begin in spring 2023;
    Moneta Gold Inc. ("Moneta") announced a new discovery at the Garrison project (2.0% NSR royalty), where drilling to the west of the Garrcon Starter pit hit 50.09 g/t gold over 5.05 meters, highlighting the continued potential to significantly expand the Garrcon resource base and support an underground operation at the mine. Moneta expects to release an updated Preliminary Economic Assessment in the second half of 2022;
    Yamana recently reported that the Canadian Malartic partnership had identified a porphyry-hosted gold mineralization that could potentially be mined via an open pit from the Camflo property (1.0% NSR royalty); and
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)
  Amended an existing 1.0% NSR royalty on Monarch Mining Corporation’s (“Monarch”) Beaufor Mine. In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor Mine.
  On May 12, 2022, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2020, and to enhance the Company's financial flexibility. In connection with this transition, the Company terminated its 2021 ATM Program (as defined below). From inception on May 14, 2021, to the termination on May 12, 2022, the Company distributed 1,990,778 common shares under the 2021 ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million;
  On May 27, 2022, the Company announced that it had entered into a new equity distribution agreement with a syndicate of agents to establish an At-The-Market equity program under which the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in common shares of the Company. From inception to the date of the MD&A, the Company distributed 98,871 common shares under the 2022 ATM Program (as defined below) at an average price of $4.76 per share for gross proceeds of $0.5 million, of which no common shares were sold during the three months ended September 30, 2022;

  For the three months ended September 30, 2022, received or accrued payments on 714 (three months ended September 30, 2021 - 766) attributable Gold Equivalent Ounces (“GEOs”) at an average realized price of $1,714 (three months ended September 30, 2021 - $1,733) and an average cash cost of $7 (three months ended September 30, 2021 - $5) per attributable GEO (see non-IFRS Financial Measures). For the nine months ended September 30, 2022, received or accrued payments on 1,998 (nine months ended September 30, 2021 – 2,143) attributable GEOs at an average realized price of $1,794 (nine months ended September 30, 2021 - $1,753) and an average cash cost of $7 (nine months ended September 30, 2021 - $8) per attributable GEO (see non-IFRS Financial Measures);
  For the three months ended September 30, 2022, recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.7 million (three months ended September 30, 2021 - $0.8 million), net loss of $2.5 million (three months ended September 30, 2021 - $2.2 million), and adjusted EBITDA of less than $0.1 million (three months ended September 30, 2021 - $0.2 million) (see non-IFRS Financial Measures). For the nine months ended September 30, 2022, recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.8 million (nine months ended September 30, 2021 - $2.2 million), net loss of $6.1 million (nine months ended September 30, 2021 - $7.3 million), and adjusted EBITDA of negative $0.2 million (nine months ended September 30, 2021 - negative $0.8 million) (see non-IFRS Financial Measures);
  For the three months ended September 30, 2022, generated operating cash margin of $1,707 (three months ended September 30, 2021 - $1,728) per attributable GEO, and for the nine months ended September 30, 2022, generated operating cash margin of $1,787 (nine months ended September 30, 2022 - $1,745) per attributable GEO, from the Wharf, El Realito, Joaquin, and COSE royalties, the New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures); and
  For the three months ended September 30, 2022, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.6 million (three months ended September 30, 2021 - $0.6 million), and for the nine months ended September 30, 2022, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $1.8 million (nine months ended September 30, 2021 - $1.6 million) (see non-IFRS Financial Measures).
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 71 royalties, streams, and other interests. Five of the royalties and streams are in the production stage, twenty-six of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (1)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
Joaquin	Pan American	Santa Cruz, Argentina	Au, Ag	2.0% NSR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR(2)

(1) The Higginsville PPR royalty is designated as a derivate royalty asset on the Company's statement of financial position.

(2) Subject to partial buy-back and/or exemption.

Below are updates during the three months ended September 30, 2022, and subsequent period to certain production stage assets and is based on information publicly filed by the applicable project owner:

El Realito

On October 26, 2022, Agnico reported that pre-stripping of the El Realito pit was completed in the third quarter of 2022. Mining activities transitioned from the Main Zone pit to the La India and El Realito pits. Production from the La India complex during the third quarter totalled 16,285 ounces at 0.72 g/t gold. The gold production for the quarter was affected by the lower than forecasted quantity of ore tons placed on the heap leach pad, lower productivity and heavy rains affecting the stacking system. On August 11, 2022, Agnico reported further infill drilling at the La Chipriona project which is currently open along strike with the El Realito royalty boundary. Drilling is ongoing at several other early stage exploration targets including La Rocossa, Los Pinos, Ramona, and Tres de Mayo.

During the third quarter of 2022, the Company received its first payments from Agnico on the El Realito royalty.  The payments included ore that was processed from the El Realito pit from January to September of 2022 during the pre-stripping activities.  The total amount received was $0.3 million, representing 143 GEOs.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

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METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Wharf Royalty

On August 3, 2022, Coeur Mining Inc. ("Coeur") reported second quarter production of 20.4 Koz gold at 0.47 g/t, in line with the 70-80 Koz full year guidance for Wharf disclosed by Wharf on February 16, 2022. During the quarter, one reverse circulation ("RC") drill rig had completed a resource conversion program at the Portland-Ridge-Boston claim group and at the Flossie area.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

New Luika Silver Stream

On October 26, 2022, Shanta Gold Limited ("Shanta") reported that it produced 19.5 Koz of gold at its NLGM in Tanzania in the third quarter of 2022, in line with full year production guidance of 68-76 Koz gold. On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the five-year plan to total 368 Koz from both open pit and underground mine sources from the mining license.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Joaquin and COSE

On August 10, 2022, Pan American Silver Corporation ("Pan American"), reported its estimated mineral Reserves and Resources at Joaquin as at June 30, 2022. The Reserves and Resources at Joaquin were reduced significantly compared to previously reported amounts, the Company considered this reduction a potential indicator of impairment and conducted an impairment analysis to estimate the recoverable amount. As a result of the analysis the Company recorded an impairment charge of $1.6 million on the Joaquin royalty as at September 30, 2022. The Company believes there is significant value that remains at the Joaquin project based on historical NI 43-101 compliant Resources that were excluded from the Pan American mine plan. This has the potential to reverse the impairment in the future subject to metal prices and further exploration success.

On May 11, 2022, Pan American reported in its first quarter results that Pan American expected to complete mining operations at COSE in the second quarter of 2022.  At the end of the second quarter of 2022 the Company had net book value of $0.2 million for the COSE royalty, and considered the decision to complete mining operations as an indicator of impairment and conducted an impairment analysis to estimate the recoverable amount.  The Company estimated the recoverable amount using a discounted cash flow model and concluded that an impairment was not required.  Given the completion of mining activities, the Company has reclassified the COSE royalty from a producing asset to a development asset until further activities resume on COSE.

Metalla holds a 2.0% NSR royalty on Joaquin and holds a 1.5% NSR royalty on COSE.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Anova Metals	Nevada, USA	Au	2.0% NSR(2)
Beaufor	Monarch Mining	Val d'Or, Quebec	Au	1.0% NSR
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	Oz Minerals	Maranhao, Brazil	Au	1.0%-2.0% NSR(3)
COSE	Pan American	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Carmen	Barrick Gold	San Juan, Argentina	Au, Ag	0.5% NSR
Endeavor (5)	CBH Resources	NSW, Australia	Zn, Pb, Ag	100% Ag Stream
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont	Timmins, Ontario	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(4)
Lac Pelletier	Maritime Resources	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au	2.0% NSR(1)
Tocantinzinho	G Mining	Para, Brazil	Au	0.75% GVR
Wasamac	Yamana Gold	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
Timmins West Extension	Pan American	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter in perpetuity.

(4) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(5) The Endeavor mine was previously classified as production, however it was placed on care and maintenance in December 2019 and has not since restarted, as such the Company has reclassified it to development stage properties.

Below are updates during the three months ended September 30, 2022, and subsequent period to certain development stage assets and is based on information publicly filed by the applicable project owner:

Côté-Gosselin

On November 8, 2022, IAMGOLD Corporation (“IAMGOLD”) reported that construction had reached 64.2% completion at the Côté Gold Project. It also reported completion in the third quarter of 2022 of approximately 15,000 meters of the 16,000 meter drill program planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along the deposit corridor. Results received thus far had confirmed expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resource boundaries of the mineralization model. Additional technical studies are planned to complete metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of Gosselin into future Côté life-of-mine plans.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

In addition, on August 3, 2022, IAMGOLD completed a project update to the Côté life-of-mine plans where the update proposes an 18-year mine life with initial production expected in early 2024. Average annual production during the first six years is expected to be 495 Koz gold and 365 Koz over the life-of-mine.

Figure 1: Table showing updating Gold Production Profile for the Côté Gold Project. (Source: IAMGOLD Corporation. Announces Results of Côté Gold Project Update, issued August 3, 2022)

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Castle Mountain

Castle Mountain is slated to become one of Equinox Gold's ("Equinox") largest assets. Metalla's 5.0% NSR royalty covers the South Domes portion of the deposit which will be part of the Phase 2 expansion slated to begin in 2026.

On November 2, 2022, Equinox reported production in the third quarter of 5,093 ounces of gold and exploration expenditure in the second quarter of $0.1 million at the Castle Mountain property. This was in addition to the exploration announced on May 3, 2022, where drilling in the first quarter included 7,948 meters of RC drilling across the South dump area to assess the continuity and distribution of grade. Equinox also completed 1,448 meters of RC drilling in the area between the JSLA and South Domes pits.

Equinox also announced that in March 2022 it had submitted applications to amend existing permits to accommodate the Phase 2 expansion. The San Bernardino County and the state level, California Department of Conservation, division of Mine Reclamation, have determined the Mine and Reclamation Plan for Phase 2 were complete and there were no further comments. Equinox expects the U.S. Bureau of Land management application reviews to run through to the end of 2022. Both agencies will determine the appropriate level of state and federal environmental review required with the resulting review process anticipated to begin by early 2023.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Santa Gertrudis

On August 11, 2022, Agnico provided an update on the Santa Gertrudis project near Hermosillo, Mexico where Agnico expects to spend $13.9 million for 43,150 meters of drilling in 2022. Significant shallow oxide infill drilling occurred at the Cristina, Zona Central, Corridor Corral, Escondida and Greta deposits to advance scenarios to initiate mining in the oxide mineralization. Intercepts in the Cristina zone include 1.1 g/t gold over 54.8 meters and 0.8 g/t gold over 34 meters. At another oxide deposit called Santa Teresa, highlights from expansion drilling include 1.4 g/t gold over 9.6 m and 1.2 g/t gold over 9.7 meters. At the high-grade Amelia deposit, exploration on the eastern, western, and deep fringes of the deposit continued with highlight results of 5.3 g/t gold over 6.1 meters and 4.3 g/t gold over 6.8 meters. Elsewhere, exploration continued to investigate for high-grade feeder systems below several shallow deposits including Toro, Centauro and Bertha with a highlight of 10 g/t gold over 6.1 meters at 72 meters depth in the Toro deposit, 4.1 g/t gold over 10.2 meters at Centauro and 6.1 g/t gold over 4.2 meters at Bertha.

Metalla holds a 2% NSR royalty on the Santa Gertrudis project.

Garrison

On September 7, 2022, Moneta announced positive results for the Preliminary Economic Assessment for the Tower Gold Project envisioning a 19,200 tpd combined open pit and underground mining operation with strong economics. Average annual gold production over the first eleven years is expected to be 368 Koz gold with the majority of the ounces in the first five to six years sourced from the Garrison Open pit.

On May 11, 2022, Moneta released an updated resource estimate for the Tower Gold project, including 4.27 Moz gold in the Indicated category and 7.5 Moz gold in the Inferred category. The Garrison deposit forms part of the Tower project and is comprised of three zones, Garrcon, Jonpol, and 903. At Garrcon, the open pit Indicated Resource is 841 Koz at 1.02 g/t gold with an Inferred Resource of 15Koz at 0.67 g/t gold, the underground portion has an Indicated Resource of 87 Koz at 5.08 g/t gold with an Inferred Resource of 120 Koz at 4.98 g/t gold. The Jonpol zone has an Indicated Resource of 297 Koz at 1.4 g/t gold and an Inferred Resource of 114 Koz at 0.99 g/t gold. The 903 zone has an Indicated Resource of 610 Koz at 1.01 g/t gold and an Inferred Resource of 600 Koz at 0.74 g/t gold. The Garrison starter pit now has an Indicated Resource of 1.75 Moz at 1.07 g/t gold.

Figure 2: Table showing production profile of the Tower Gold Project over the Life of Mine. (Source: Moneta Gold Inc. press release on PEA for Tower Gold, issued September 7, 2022)

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 2.0% NSR royalty on the Garrison project.

Wasamac

On July 7, 2022, Yamana announced the approval of the Wasamac bulk sample program, providing for earlier access to the deposit and to increase the level of confidence in the future mining of the project. Permit approvals are expected in early 2023 with ramp development potentially beginning in Spring 2023. A reassessment of the Wasamac project highlighted an improved gold production profile compared to the feasibility study with new projections of ramp-up to 200 Koz in 2027 and up to 250 Koz in 2028. Ongoing mine design and sequence optimizations could position Wasamac with the option for future incremental expansion of the mill to 9,000 tpd from 7,000 tpd in year 3 of operations which will extend the gold production profile of 250 Koz per year until at least 2030. Yamana also highlighted additional opportunities not included in the strategic plan which include processing flow sheet optimization to increase metallurgical recoveries by approximately 3%, optimized configuration of the tailings filter plant and paste backfill plant. Yamana also announced that bulk sample permits are scheduled for submission in the third quarter of 2022, with the approval expected in early 2023 and ramp development could begin in spring 2023.

On July 27, 2022, Yamana announced positive results from infill drilling at the Wasamac project where grades continue to exceed expectations with significant results include 5.05 g/t gold over 54.06 meters and 5.45 g/t gold over 16.8 meters. Exploration drilling at the Wildcat South target continued to expand on the discovery with a significant intercept of 7.31 g/t gold over 3.37 meters and 1.46 g/t gold over 12.3 meters.

Figure 3: Chart showing projected production profile of the Wasamac project (Source: Yamana Gold Inc. Second Quarter Operating Results, issued July 7, 2022)

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Amalgamated Kirkland Property

On October 26, 2022, Agnico reported that extension of the development ramp from Macassa to the Amalgamated Kirkland deposit is now complete. Two underground drills are operating in the ramp, one focused on infill drilling near the proposed bulk sample. Agnico believes ore could be sourced for the Macassa mill as soon as 2024. Recent results include a highlight intercept of 30.7 g/t gold over 3.6 meters and highlight results from Agnico's August 11, 2022, press release include 8.1 g/t gold over 13.8 meters and 18.3 g/t gold over 2.4 meters at a deeper portion of the deposit. Further expansion potential of the deposit is now being assessed as the historical boundaries preventing exploration of the deposit to the east have been removed from the merger.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

On February 23, 2022, Agnico reported that in 2022 it plans to spend $8.6 million on a 1.3-kilometre exploration ramp from the Macassa near surface zones, designed to carry out infill drilling and a bulk sample of the higher-grade regions of the Amalgamated Kirkland deposit. On April 28, 2022, Agnico reported that the Amalgamated Kirkland deposit hosts an Indicated Resource estimate of 265 Koz gold at 6.51 g/t gold and an Inferred Resource of 406 Koz at 5.32 g/t gold. The deposit remains open at depth and extends laterally.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Fifteen Mile Stream

On October 18, 2022, St Barbara Limited reported that permitting for the Fifteen Mile Stream was approved under the Federal Canadian Environmental Assessment Act 2012 (CEAA2012) permitting process. A revised permitting timeline for Fifteen Mile Stream will be provided in the upcoming quarter. On July 27, 2022, St. Barbara Limited reported that the Fifteen Mile Stream project has been extended to include all four identified resource open pits and enable development of the full potential of the project.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Tocantinzinho

On October 18, 2022, G Mining provided an update on its recently concluded drill program at the TZ project in Pará, Brazil. Infill drilling within the Feasibility Study pit shell returned significant results of 1.48 g/t gold over 193.6 meters and 1.7 g/t gold over 144.7 meters. Drilling outside of the feasibility study pit shell confirmed mineralization with significant intercepts of 1.05 g/t gold over 72.1 meters and 0.98 g/t gold over 10.4 meters. In addition, G Mining identified new targets for Greenfield exploration around the TZ project. The high priority target called Castor is located directly southeast of the TZ deposit. Early exploration on the target has returned significant intercepts of 2.2 g/t gold over 8.4 meters and 1.66 g/t gold over 8 meters. A follow up drill program is planned for Q4 2022 and 2023. On September 12, 2022, G Mining announced a positive construction decision for the TZ project.

On July 18, 2022, G Mining announced a $481 million financing package, which included a gold stream, term-loan, and equity placement from Franco-Nevada Corporation for $353 million, for the development of the TZ Gold Project located in Para State, Brazil, providing for full financing required for the project. In addition, Eldorado Gold and La Mancha participated for $89 million in equity placements. Project financing is now in place for full construction to begin in Q3 2023 and targeting production for the second half of 2024.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Fosterville

On October 26, 2022, Agnico reported that gold production from Fosterville for the first nine months of 2022 totalled 295 Koz gold. During the quarter, significant progress was made on exploration down plunge of the Lower Phoenix system and the newly discovered Cardinal splay zone with significant highlights of 365.5 g/t gold over 1.1 meters, approximately 100 meters down plunge of the Lower Phoenix Mineral Resource, 226.2 g/t gold over 1.4 meters with visible gold and 168.2 g/t gold over 2.9 meters. In addition, significant intercepts further down plunge the Lower Phoenix Mineral Resources returned 14.6 g/t gold over 10.6 meters and 5.5 g/t gold over 21.9 meters. Further to an exploration update by Agnico on August 11, 2022, expansion drilling in the Lower Phoenix returned significant results of 31.5 g/t gold over 8 meters and 226.2 g/t gold over 1.4 meters.

Management has estimated the Metalla royalty boundary is approximately 650-800 meters down dip from the reported drill intercepts in the Lower Phoenix zone.

Figure 4: Composite longitudinal section of Fosterville mine (Source: Agnico press release dated August 11, 2022)

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license and other areas in the land package.

CentroGold

On October 24, 2022, Oz Minerals stated that the relocation plan required for progressing the court injunction removal for CentroGold was still in review with the Federal body of the National Institute of Colonization and Agrarian Reform (INCRA) after receiving state level endorsement during the quarter. In addition, exploration expenses of $1.7 million were spent on the project for the quarter.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Akasaba West

On October 26, 2022, Agnico announced that work commenced on the approved Akasaba West project in September 2022 with clearing activities ongoing and the removal of overburden and the installation of surface infrastructure to be slated to commence in the fourth quarter of 2022.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Beaufor Mine

On September 27, 2022, Monarch announced that it had suspended operations at the Beaufor Mine due to financial and operational changes, and that the mine will be placed on care and maintenance for an indetermined period of time.  Monarch is planning to start a complete review of identified issues, including stockpile management and its mining methods in finding solutions to resolve the issues.  As the project is currently not producing the Company has chosen to classify the Beaufor NSR royalty as development stage until the operations at the mine are restarted.

Metalla holds a 1.0% NSR royalty on the Beaufor mine.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a large portfolio of royalties on exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Expl.	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Metalla	Nevada, USA	Au	1.0% NSR (4)
Camflo Mine	Yamana Gold/Agnico Eagle	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR (4)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Fortuity 89	Metalla	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Anova Metals	Nevada, USA	Au	2.0% NSR (4)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Guadalupe/Pararin	Black Swan Minerals	Peru	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR (2)(4)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR (4)
Jersey Valley	Metalla	Nevada, USA	Au	2.0% NSR (4)
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle	Kirkland Lake, Ontario	Au	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambo	IAMGOLD	Peru	Au	1.0% NSR
Lourdes	Pucara Resources	Peru	Au, Ag	1.0% NSR
Mirado Mine	Orefinders/Kirkland Lake JV	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(3)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR (2)(4)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Metalla	Chile	Au	1.5% NSR(5)
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Stock	White Metal Res.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to closing conditions.

(4) Subject to fixed royalty payments.

(5) Option available.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the three months ended September 30, 2022, and subsequent period to certain exploration assets and is based on information publicly filed by the applicable project owner:

Camflo

On July 27, 2022, Yamana reported the Canadian Malartic partnership has identified porphyry hosted gold mineralization that could potentially be mined via an open pit at the Camflo property and provide tonnage to the Canadian Malartic operation. Additional studies are underway to fully evaluate the mineralization and additional potential in adjacent rock types. An aggressive drill program is planned in 2023. The Camflo property covers the past producing Camflo mine which had historical production of approximately 1.6 Moz of gold.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~1km northeast of the Canadian Malartic operation.

Montclerg

On November 2, 2022, GFG Resources Inc. ("GFG") reported high grade intervals at the Montclerg Gold Project located 48 km east of the Timmins Gold District. Significant intercepts include 4.98 g/t gold over 7.1 meters and 3.4 g/t gold over 15 meters. GFG is planning to complete an additional 4,000 to 6,000 meter drill program for the remainder of 2022.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Detour DNA

On October 26, 2022, Agnico reported the results form step out drilling approximately 2 km west of the Detour West pit where a significant drill hole intercepted 6.1 g/t gold over 12.2 meters. On July 28, 2022, Agnico reported that exploration plans will investigate the Sunday Lake deformation zone along strike to the west and east of the mine. In addition, step out drilling two kilometres west of the current pit out has encountered significant intersections including 32.3 g/t gold over 4.8 meters outlining the potential for an underground operation.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is ~7km west of the Detour West reserve pit margin.

Green Springs

Through press releases dated September 6, 2022, August 16, 2022, and August 9, 2022, Contact Gold reported the results from its 2022 exploration program. At the Tango Zone, significant intercepts include 0.51 g/t gold over 30.48 meters and 0.7 g/t gold over 16.76 meters near surface. At the X-Ray zone, significant intercepts include 1.66 g/t gold over 28.96 meters and 1.95 g/t gold over 41.15 meters.

Metalla holds a 2.0% NSR royalty on the Green Springs project.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets, for the three and nine months ended September 30, 2022, and 2021:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Attributable GEOs(1) during the period from:
Higginsville(2)	323	309	987	889
Wharf	173	304	491	751
El Realito(4)	143	-	143	-
NLGM(3)	28	22	75	97
COSE	-	70	123	261
Joaquin	47	61	179	145
Total attributable GEOs(1)	714	766	1,998	2,143

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

(2) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

(3) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(4) The Company received or accrued its first payments from El Realito during the three months ended September 30, 2022, the payments included ore that was processed from the El Realito pit from January to September of 2022 during pre-stripping activities

OUTLOOK

Primary sources of cash flows from royalties and streams for 2022 are expected to be Wharf, Higginsville, Joaquin, COSE, NLGM, and El Realito which commenced in the second half of 2022. In 2022, the Company expects 2,500 to 3,500 attributable GEOs (1).

(1) For the methodology used to calculated attributable GEOs see Non-IFRS Financial Measures.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters(1) up to September 30, 2022:

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Revenue from royalty and stream interests	$655,963	$460,262	$668,997	$813,509
Net loss	2,537,514	1,370,500	2,232,219	3,131,180
Dividends declared and paid	-	-	-	-
Loss per share - basic and diluted	0.06	0.03	0.05	0.07
Weighted average shares outstanding – basic	44,828,356	44,583,515	44,271,600	43,953,837

	Three months ended			Four months ended
	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020
Revenue from royalty and stream interests	$785,058	$696,605	$674,585	$962,783
Net loss	2,187,472	2,729,981	2,377,724	3,289,068
Dividends declared and paid	-	-	-	-
Loss per share - basic and diluted	0.05	0.06	0.06	0.08
Weighted average shares outstanding – basic	43,287,763	42,281,245	40,709,081	38,975,824

(1) The Company changed its year-end from May 31 to December 31, beginning with December 31, 2020, as such the Company had a transition financial year which was for the seven months ended December 31, 2020, and a financial quarter which was for four months ended December 31, 2020.

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended September 30, 2022, revenue remained roughly consistent with prior periods as the COSE royalty ended and the El Realito royalty started making payments. Net loss for the period was higher due to the impairment charge on Joaquin royalty.
  For the three months ended June 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021, and June 30, 2021, revenue was roughly consistent compared to the previous quarter as the primary sources of revenue remained unchanged being the Wharf, COSE and Joaquin royalties.
  For the three months ended March 31, 2021, revenue decreased compared to the previous quarter primarily due to the period being a three-month period compared to the comparative to four months in the previous quarter.
Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

Three Months Ended September 30, 2022

The Company's net loss totaled $2.5 million for the three months ended September 30, 2022 ("Q3 2022"), compared with a net loss of $2.2 million for the three months ended September 30, 2021 ("Q3 2021").

Significant items impacting the change in net loss included the following:

  a decrease in share-based payments from $1.6 million for Q3 2021, to $0.6 million for Q3 2022, due to the Company having less unvested options outstanding during the current period, which lead to a corresponding lower share-based payment charge;
  an increase in impairment charge from $nil for Q3 2021 to $1.6 million for Q3 2022;
  an increase in interest expense from $0.2 million for Q3 2021 to $0.3 million in Q3 2022, driven by an increase in the Company's loans payable from $3.3 million as at September 30, 2021, to $10.3 million as at September 30, 2022; and
  the Company recorded a gain of $0.3 million for Q3 2022 on the extension of the Company's convertible loan facility compared to $nil for Q3 2021.

Nine Months Ended September 30, 2022

The Company's net loss totaled $6.1 million for the nine months ended September 30, 2022 ("Q3 2022 YTD"), compared with a net loss of $7.3 million for the nine months ended September 30, 2021 ("Q3 2021 YTD").

Significant items impacting the change in net loss included the following:

  a decrease in share-based payments from $4.0 million for the Q3 2021 YTD, to $2.3 million for Q3 2022 YTD, this decrease was due to the Company having less unvested options outstanding during the current period, which lead to a corresponding lower share-based payment charge;
  an increase in impairment charge from $nil for Q3 2021 YTD to $1.6 million for Q3 2022 YTD;
  an increase in mark-to-market gains on the derivative royalty asset from a loss of $0.5 million for Q3 2021 YTD, to a gain of $0.5 million for Q3 2022 YTD, driven primarily by changes in the estimates of future gold price and foreign exchange rates used in the Company's derivative valuation model;
  an increase in interest expense from $0.5 million for Q3 2021 YTD to $1.0 million in Q3 2022 YTD, driven by an increase in the Company's loans payable during the period; and
  the Company recorded a gain of $0.3 million for Q3 2022 YTD on the extension of the Company's convertible loan facility compared to $nil for Q3 2021 YTD.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and long-term debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company’s cash balance as at September 30, 2022, was $3.3 million (December 31, 2021 - $2.3 million) and its working capital was $2.1 million (December 31, 2021 - $5.4 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has access to sufficient resources to undertake its current business plan for the foreseeable future. In order to meet is capital requirements the Company's primary sources of cash flows are expected to be from the Wharf, Higginsville, El Realito, Joaquin, and NLGM royalties and streams. For any capital requirement not covered by the cash flows from royalties and streams, the Company may: seek additional funds through public and/or private placements, draw down additional funds under the Amended Loan Facility (as defined below), enter into new debt agreements, or sell assets.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

During the nine months ended September 30, 2022, cash increased by $1.0 million. The increase was due to cash provided by financing activities of $2.1 million, and operating activities of $0.1 million, partially offset by cash used in investing activities of $1.0 million. Exchange rate changes had an impact on cash of $0.3 million.

Debt

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) (the "First Drawdown").

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment"). As part of the Loan Amendment: (i) Beedie converted C$6.0 million of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility with a conversion price of C$9.90 per share; (iii) the Loan Facility was increased by an aggregate C$20.0 million. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company. In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.

In August 2020, as per the terms of the Loan Amendment, the Company drew down $3.8 million (C$5.0 million) (the "Second Drawdown"), at a conversion price of C$9.90 per share. In March 2021, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company.

Following the conversion of the First Drawdown and the Second Drawdown, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

In August 2022, the Company and Beedie entered into an agreement to extend the maturity date of the Amended Loan Facility from April 22, 2023, to January 22, 2024 (the “Loan Extension”).  In consideration for the Loan Extension the Company incurred a fee of 2.0% of the currently drawn amount of C$8.0 million, the C$0.2 million fee will be convertible into common shares at a conversion price of C$7.34 per share, calculated based on a 20% premium to the 30-day Volume Weighted Average Price of the Company’s common shares on the close of trading on the trading day immediately prior to the effective date of the Loan Extension.  Upon completion of the Loan Extension, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time. For additional details on the Loan Extension see Note 8 of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

As at September 30, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended September 30, 2022, the Company recognized finance charges of less than $0.1 million (three months ended September 30, 2021 - less than $0.1 million), and for the nine months ended September 30, 2022, the Company recognized finance charges of $0.1 million (nine months ended September 30 - $0.1 million), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Other Loans

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid.  As per the terms of the agreement the principal amount and any accrued interest will be repaid no later than twenty months from the closing date of the acquisition.  The loan is fully payable on June 1, 2023, as such it has been disclosed as a currently liability on the Company's statement of financial position.

Cash Flows from Operating Activities

During the nine months ended September 30, 2022, cash provided by operating activities was $0.1 million and was primarily the result of a net loss of $6.1 million, partially offset by $5.3 million for items not affecting cash, and by a $1.0 million increase in non-cash working capital items. During the nine months ended September 30, 2021, net cash provided by operating activities was $0.9 million and was primarily as a result of a net loss of $7.3 million, partially offset by $6.5 million for items not affecting cash, and by a $1.7 million increase in non-cash working capital items.

Cash Flows from Investing Activities

During the nine months ended September 30, 2022, cash used in the Company's investing activities was $1.0 million and was primarily related to the acquisition of royalties and streams. During the nine months ended September 30, 2021, cash used in the Company's investing activities was $24.9 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the nine months ended September 30, 2022, cash provided by the Company's financing activities was $2.1 million, which was primarily comprised of $2.2 million in net proceeds from the 2021 ATM Program, $0.3 million from the exercise of stock options, partially offset by $0.5 million of finance charges and interest payments. During the nine months ended September 30, 2021, cash provided by the Company's financing activities was $28.7 million, which was primarily comprised of the drawdown of $4.0 million from the Amended Loan Facility, $0.2 million from the exercise of stock options, $24.9 million in proceeds from at-the-market offerings, partially offset by $0.4 million of finance charges and interest payments.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

At-The-Market Equity Program

2022 ATM Program

On May 27, 2022, the Company announced that it had entered into an equity distribution agreement (the "2022 Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "2022 ATM Program"). Under the 2022 ATM Program, the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "Offered Shares"). The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2022 ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes. The 2022 Distribution Agreement may be terminated at any time by the Company or the Agents and if not so terminated will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2022 ATM Program reaches the aggregate amount of $50.0 million (or the equivalent in Canadian Dollars); or (b) June 12, 2024. For additional details about the 2022 ATM Program please see the press release by the Company dated May 27, 2022, and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

From inception to the date of the MD&A, the Company distributed 98,871 common shares under the 2022 ATM Program at an average price of $4.76 per share for gross proceeds of $0.5 million, of which no common shares were sold during the three months ended September 30, 2022.

2021 ATM Program

On May 14, 2021, the Company announced that it had entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents (collectively, the "2021 Agents") to establish an At-The-Market equity program (the "2021 ATM Program"). Under the 2021 ATM Program, the Company could distribute up to $35.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "2021 Offered Shares"). The Offered Shares were sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2021 ATM Program were used to finance the purchase of royalties and streams and for general working capital purposes.

The 2021 ATM Program and the 2021 Distribution Agreement were terminated on May 12, 2022.  From inception on May 14, 2021, to termination on May 12, 2022, the Company distributed 1,990,778 common shares under the 2021 ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million, with aggregate commissions paid or payable to the 2021 Agents and other share issue costs of $1.0 million, resulting in aggregate net proceeds of $15.3 million. The remaining $18.7 million of common shares not sold under the 2021 ATM Program are no longer available for sale and will not be issued.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  45,014,739 common shares issued and outstanding;
  2,931,402 stock options outstanding with a weighted average exercise price of C$7.35; and
  331,554 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the board of directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the board of directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Requirement for additional financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the Amended Loan Facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, E.B. Tucker, Alexander Molyneux, James Beeby, Douglas Silver, Mandy Johnston (appointed effective August 16, 2022), and Terry Krepiakevich (ret. effective May 22, 2022)) in their capacity as directors of the Company. During the three and nine months ended September 30, 2022, the Company’s key management compensation was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and fees	$246,847	$237,566	$753,409	$685,016
Share-based payments	411,663	1,150,493	1,647,541	3,007,223
	$658,510	$1,388,059	$2,400,950	$3,692,239

As at September 30, 2022, the Company had $Nil due to directors and management related to remuneration and expense reimbursements. As at September 30, 2022, the Company had $Nil due from directors and management related to the payment of withholding amounts.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

COMMITMENTS

Contractual Commitments

As at September 30, 2022, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$396,591	$-	$-	$396,591
Loans payable principal and interest payments (1)	602,214	6,088,732	-	6,690,946
Payments related to acquisition of royalties and streams (2)	5,333,151	-	-	5,333,151
Total commitments	$6,331,956	$6,088,732	$-	$12,420,688

(1) Payments required to be made on the Amended Loan Facility based on the closing balance as at September 30, 2022.

(2) Payments required for the completion of the Castle Mountain acquisition.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of September 30, 2022.

As at September 30, 2022, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in common shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $0.5 million in cash and $0.5 million in common shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and common shares upon achievement of various production milestones.
Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2022	2021
Financial assets
Amortized cost:
Cash	$3,300,944	$2,344,246
Royalty, derivative royalty, and stream receivables	879,894	1,175,602
Other receivables	367,816	125,571
Fair value through profit or loss:
Derivative royalty asset	2,729,273	4,034,007
Marketable securities	23,862	34,027
Total financial assets	$7,301,789	$7,713,453

Financial liabilities
Amortized cost:
Trade and other payables	$396,591	$1,089,219
Loans payable	10,288,642	10,514,644
Total financial liabilities	$10,685,233	$11,603,863

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using certain inputs that are not based on observable market data, inputs used include a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate. Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 8 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2022. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2022, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of $0.1 million.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville PPR royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Attributable GEOs are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO for the three and nine months ended September 30, 2022, was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Cost of sales for NLGM(1)	$4,909	$3,948	$13,713	$17,450
Total cash cost of sales	4,909	3,948	13,713	17,450
Total attributable GEOs	714	766	1,998	2,143
Average cash cost per attributable GEO	$7	$5	$7	$8

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

The Company's average realized price per attributable GEO for the three and nine months ended September 30, 2022, was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Royalty revenue (excluding fixed royalty payments)	$615,963	$735,058	$1,645,222	$1,981,248
Payments from derivative assets(3)	558,861	553,153	1,802,716	1,600,705
Revenue from NLGM(1)	49,099	39,475	137,134	174,499
Sales from stream and royalty interests	1,223,923	1,327,686	3,585,072	3,756,452
Total attributable GEOs sold	714	766	1,998	2,143
Average realized price per attributable GEO	$1,714	$1,733	$1,794	$1,753

Operating cash margin per attributable GEO(2)	$1,707	$1,728	$1,787	$1,745

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's adjusted EBITDA for the three and nine months ended September 30, 2022, was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Net loss	$(2,537,514)	$(2,187,472)	$(6,140,233)	$(7,295,177)
Adjusted for:
Royalty interest impairment	1,620,000	-	1,620,000	-
Interest expense	323,660	165,797	973,570	497,578
Finance charges	34,398	44,829	104,561	146,060
Gain on extension of loan payable	(346,251)	-	(346,251)	-
Income tax provision	24,419	(74,481)	82,002	33,854
Depletion	536,778	621,078	1,404,119	1,502,614
Foreign exchange loss (gain)	(204,654)	38,844	(139,261)	240,793
Share-based payments (1)	558,994	1,565,233	2,271,463	4,032,006
Adjusted EBITDA	$9,830	$173,828	$(170,030)	$(842,272)

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2021.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

Changes in ICFR

There has been no change in our internal control over financial reporting during the nine months ended September 30, 2022, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 24, 2022, which is available on www.sedar.com.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this MD&A have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC"). Accordingly, the scientific and technical information contained in this MD&A, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company’s royalty purchase transactions;
  the Company’s plans and objectives;
  the Company’s future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the effectiveness, and potential use and benefit of the Company’s final short form base shelf prospectus and Form F-10 registration statement;
  the future sales of common shares under the 2022 ATM program and the value of the gross proceeds to be raised;
  the future availability of funds, including drawdowns pursuant to the Amended Loan Facility;
  the effective interest rate of drawdowns under the Amended Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the Amended Loan Facility;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the new mine plan at NLGM and the expected average annual production thereunder;
  the expected value remaining at the Joaquin project;
  the achievement of production at the Côté Gold Project and the anticipated timing thereof;
  the completion of the drill program to further delineate and expand the Gosselin mineral resources and test selected targets along the deposit corridor;
  additional technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans;
  the anticipated results from the recently completed RC drill rig resource conversion program at the Portland-Ridge-Boston claim group and at the Flossie area;
  expectation that G Mining's $481 million financing package will fully fund the construction of the TZ Gold Project, and the anticipated timing thereof; the potential for product at the TZ Gold Project and the timing thereof;
  the progression and completion of the Fifteen Mile Stream Feasibility Study in September 2023;
  the results of the permitting application for Fifteen Mile Stream under the Canadian Federal protocol;
  the expansion of mineral resources at Santa Gertrudis and Agnico’s plan to test high grade structure extensions at the Amelia deposit and explore new targets;
  the results of the investigation for high-grade feeder systems below shallow deposits at Santa Gertrudis;
  the expected timing of Phase 2 permit application for Castle Mountain;
  future opportunities for Equinox Gold to move South Domes earlier in the mine plan at Castle Mountain;
Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)
  the potential for the Castle Mountain mine to become one of Equinox Gold’s largest assets;
  the completion of the follow up drill program at Tocantinzinho and the anticipated timing thereof;
  the potential production at the Wasamac project;
  the anticipated timing of the bulk sample approvals in respect to the Wasamac Mine;
  engaging in ramp development at the Wasamac Mine and the timing thereof;
  the potential to significantly expand the Garrcon resource base and support an underground operation at the mine;
  the release an updated Preliminary Economic Assessment by Moneta with respect to the Garrison Project, and the anticipated timing thereof;
  the potential that the porphyry hosted gold mineralization identified by the Canadian Malartic partnership may be mined via an open pit from the Camflo property;
  investigation of the Sunday Lake deformation, and anticipated results thereof;
  the future production at the Amalgamated Kirkland deposit and the anticipated timing thereof;
  the availability of ore for Macassa mill and anticipated timing thereof;
  the anticipating timing of the installation of surface infrastructure at the Akasaba West project;
  the potential restart of operations at Beaufor Mine;
  the amount and timing of the attributable GEOs expected by the Company in 2022;
  the availability of cash flows from the Wharf, Higginsville, Joaquin, El Realito and NLGM royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold and silver prices;
  the impact of COVID-19 on the planned operations and programs on the properties in which Metalla holds, or may acquire, a royalty;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)
  risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  risks related to the Côté and Gosselin properties;
  that some royalty and stream interests are subject to rights of other interest-holders;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  risks related to the operators of the properties in which Metalla holds, or may acquire, a royalty or stream or other interest, including changes in the ownership and control of such operators;
  that Metalla's royalties and streams may have unknown defects;
  that Metalla's royalties and streams may be unenforceable;
  that Metalla may not be able to obtain adequate financing in the future or use the short form base shelf prospectus and the Form F-10 registration statement;
  litigation;
  risks related to Metalla's current credit facility and financing agreements;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes to existing tax treatment;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
Management’s Discussion and Analysis - Page 32

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (Expressed in United States dollars, unless otherwise indicated)
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies; risks associated with the construction, development and expansion of mines and mining projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market; that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with Metalla's 2022 ATM Program;
  risks associated with the Amended Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 33